GUIDED THERAPEUTICS, INC.

5835 Peachtree Corners East, Suite D

Norcross, Georgia 30092

July 7, 2016

VIA EDGAR

Russell Mancuso

Branch Chief, Office of Electronics and Machinery

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Guided Therapeutics, Inc. Preliminary Proxy Statement on Schedule 14A Filed June 15, 2016 File No. 000-22179

Dear Mr. Mancuso:

On behalf of Guided Therapeutics, Inc. (the “Company”), we present below our response to the comments issued by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated June 29, 2016 (the “Comment Letter”) concerning the above-referenced filing (such filing, the “2016 Proxy Statement”). For your convenience, we have set out the text of the comments from the Comment Letter, followed by our responses.

Proposal No. 2, page 6

1.	Given the potential range of split size and the period over which the split could occur, please provide us your analysis of how your proxy statement provides investors sufficient information to make a voting decision. Cite in your response all authority on which you rely.

RESPONSE: In light of the Staff’s comment and given the Company’s recent intentions regarding the proposed reverse stock split, the Company has determined to seek stockholder approval solely for a 1:400 reverse stock split, to be completed as soon as practicable upon stockholder approval. The Company has amended the 2016 Proxy Statement accordingly.

2.	Please clarify the purpose for seeking three years to complete the split. Address in your disclosure what variables you will be monitoring throughout that period to determine when to conduct the split and the magnitude of the split. From your revised disclosure, it should be clear what conditions do not exist now, but might exist at some time during the next three years, that might cause you to conduct the split and enable you to determine the magnitude of the split.

RESPONSE: Please see the Company’s response to comment 1.

3.	It appears from your definitive proxy statement filed October 14, 2015 that your affiliates beneficially owned approximately 12% of your common stock before your February 2016 split and, according to page 3 of this preliminary proxy statement, affiliates currently own in excess of 75% of your common stock. Please tell us how the February split affected your affiliates’ beneficial ownership relative to the effect of the split on the ownership of non-affiliates. Also tell us where you have disclosed any relevant securities issuances to affiliates per Item 3.02 of Form 8-K. Include in your response a table that begins with the beneficial ownership in your October 14, 2015 proxy statement and clearly identifies the date, nature and magnitude of each beneficial ownership change that resulted in the beneficial ownership that you disclose in the first two rows of the table on page 3 of this preliminary proxy statement.

RESPONSE:

The two Company affiliates referenced in comment 3 (the “Subject Affiliates”), along with several other investors, hold Company securities that are convertible into or exercisable for shares of the Company’s common stock. These securities have customary anti-dilution protection that “ratchets” down the conversion or exercise price of the underlying common stock (and, for certain warrants, increases the number of shares underlying the warrants) upon any subsequent issuance of common stock at a price lower than the then-current conversion or exercise price of the securities. Operation of the “ratchet” has the effect of increasing the amount of underlying shares of common stock for these securities. The effect can be significant: a 50% reduction in the conversion price will double the underlying shares of common stock issuable upon conversion.

Upon the February 2016 1:100 reverse stock split, all such conversion or exercise prices were automatically adjusted to reflect the split (for example, a warrant exercisable for 1,000 shares with an exercise price of $1.50 per share pre-split automatically adjusted to be exercisable for 10 shares at an exercise price of $150.00), thus preventing any dilution of common stockholders (including non-affiliates) as a result of the split itself. But subsequent private placements of the Company’s common stock (including conversions of outstanding convertible securities) at a discount to then-current, declining market prices (the closing price of the common stock since the split has dropped from $0.54 per share to less than $0.01) resulted in a series of downward adjustments to such conversion or exercise prices (and, for certain warrants, a series of upward adjustments to the number of shares underlying the warrants). At these lower conversion or exercise prices, the securities are convertible into or exercisable for a materially increased amount of common stock.

Because beneficial ownership is reported on a “partially diluted” basis and all of these securities are immediately convertible or exercisable, the Subject Affiliates have experienced material increases in their respective beneficial ownership of common stock, separate from any actual shares of common stock they may have received.

In an effort to prevent further dilution to the Company’s common stockholders, the Company has negotiated several agreements with individual holders of these securities (including each of the Subject Affiliates), pursuant to which each holder has surrendered or will surrender these securities in exchange for securities that are subject to less onerous anti-dilution provisions. As part of these negotiations, the Company issued additional shares of common stock as inducement to several of the holders. These additional shares of common stock further account for the increases in the Subject Affiliates’ beneficial ownership of common stock.

Exhibit A reconciles the beneficial ownership of the Subject Affiliates between the Company’s October 14, 2015 proxy statement and the 2016 Proxy Statement, identifying the date, nature and magnitude of each beneficial ownership change in the period between the two proxy statements.

Exhibit B sets forth each of the Company’s filings during such period in which the relevant securities issuances referenced in Exhibit A were first disclosed per Item 3.02 of Form 8-K.

Please note that the Company has not updated the beneficial ownership table in the revised preliminary 2016 Proxy Statement filed in connection with this letter, pending resolution of the Staff’s comments. When the Company filed the definitive 2016 Proxy Statement, it will update the beneficial ownership table to the most recent practicable date at the time of filing.

* * * * *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (770) 242-8723 in connection with any questions or comments relating to the filings by the Company. Thank you for your attention to this matter.

Sincerely,

/s/ Gene S. Cartwright, Ph.D.
Gene S. Cartwright, Ph.D.
President and Chief Executive Officer

Cc: Heith D. Rodman

EXHIBIT A

Reconciliation of Beneficial Ownership of Subject Affiliates
(all share numbers reflect the February 2016 1:100 reverse stock split)

Subject Affiliate	October 14, 2015 Proxy Statement		Changes	2016 Proxy Statement
	Beneficial Ownership (#)	Beneficial Ownership (%)		Beneficial Ownership (#)	Beneficial Ownership (%)
John E. Imhoff	342,675 (1)	9.29 (2)	18,932 (3) 10,243,200 (4) 134,563,389 (5) 7,469,340 (6)	152,367,536 (7)	77.85 (8)
Lynne Imhoff	98,936 (9)	8.03 (2)	2,880,000 (4) 37,826,998 (10) 1,451,473 (11)	42,257,407 (12)	44.36 (8)

__________________________

Notes:

(1)	Consisted of 99,047 directly held shares of common stock, 47,824 shares issuable upon conversion of 500 shares of Series B preferred stock, 80,775 shares issuable upon conversion of 400 shares of Series C preferred stock, 105,991 shares issuable upon exercise of warrants, and 9,038 shares issuable upon exercise of options.
(2)	Based on 1,132,505 shares of common stock outstanding as of July 10, 2015. Note that pursuant to contractual restrictions on the Series B preferred stock, Series C preferred stock, and warrants, Dr. Imhoff and Ms. Imhoff were each prohibited from exercising those securities to the extent their respective beneficial ownership would exceed 4.99% of the outstanding common stock. Thus the percentage calculation for Dr. Imhoff only includes the shares directly held or the shares issuable upon exercise of options. As Ms. Imhoff was not otherwise an affiliate of the Company and for beneficial ownership reporting purposes she Ms. Imhoff owned less than 5% of the outstanding common stock of the Company at the time of the October 2015 proxy statement, she was therefore not required to be included in the beneficial ownership table.
(3)	Shares issued as a dividend on Series B preferred stock.
(4)	Shares issued as part of exchange of Series C preferred shares for Series C1 preferred shares, as previously disclosed in the Company’s current report on Form 8-K, filed May 3, 2016.
(5)	Reflects the increase in shares issuable upon conversion of convertible preferred stock as a result of the operation of anti-dilution “ratchet” provisions, as well as exchanges of Series B convertible preferred shares for Series C convertible preferred shares (as disclosed in the Company’s current reports on Form 8-K, filed June 30, 2015 and September 3, 2015), and Series C convertible preferred shares for Series C1 convertible preferred shares (as disclosed in the Company’s current report on Form 8-K, filed March 3, 2016). The following table sets forth details on the various adjustments to the number of shares issuable upon conversion of Dr. Imhoff’s convertible preferred stock:

Adjustment Event	Date of Adjustment	Adjusted Conversion Price Per Share	Underlying Shares of Common Stock Issuable Upon Conversion
Beginning Balance (10/12/15)
Series B preferred shares (500)		$10.455000	47,824
Series C preferred shares (400)		$ 4.952000	80,775
			128,599

Exchange of 500 Series B preferred shares for 667 Series C preferred shares ($1,000 stated value per share)	9/28/15	$ 4.952000	215,468

Conversion of convertible debt	10/1/15	$ 3.224000	330,955
Conversion of convertible debt	10/16/15	$ 3.080000	346,429
Conversion of convertible debt	10/22/15	$ 2.448000	435,866
Conversion of convertible debt	11/4/15	$ 1.712000	623,248
Conversion of convertible debt	11/14/15	$ 1.576000	677,030
Conversion of convertible debt	12/1/15	$ 1.096000	973,540
Conversion of convertible debt	3/2/16	$ 0.272475	3,915,956
Conversion of convertible debt	3/28/16	$ 0.093750	11,381,333
Conversion of convertible debt	4/27/16	$ 0.050100	21,297,405
Exchange of 1,067 Series C preferred shares for 2,400.75 Series C1 preferred shares ($1,000 stated value per share)	5/3/16	$ 0.050100	47,919,162
Conversion of convertible debt	5/27/16	$ 0.017824	134,691,988

Cumulative Increase			134,563,389
(6)	Reflects the increase is shares issuable upon exercise of certain warrants as a result of the operation of anti-dilution “ratchet” provisions. Also reflects the contractual obligation regarding the Tranche B warrant exchange (as disclosed in the Company’s current report on Form 8-K, filed June 13, 2016). The following table sets forth details on the various adjustments to the number of shares issuable upon conversion of Dr. Imhoff’s warrants:
Adjustment Event	Date of Adjustment	Adjusted Conversion Price Per Share	Underlying Shares of Common Stock Issuable Upon Conversion
Beginning Balance (10/12/15)			105,991

Conversion of convertible debt	12/2/15	$ 1.027500	332,654
Conversion of convertible debt	3/28/16	$ 0.093750	3,647,651
Exchange of Tranche B warrants for amended warrants (200% coverage)	6/13/16		7,295,302
Other warrants held since 10/12/15			280,029
Total Warrants held as of 2016 Proxy Statement			7,575,331

Cumulative Increase			7,469,340
(7)	Consisted of 10,361,179 shares of common stock, 134,691,988 shares issuable upon conversion of 2,400.75 shares of Series C1 preferred stock, 7,575,331 shares issuable upon exercise of warrants, and 9,038 shares subject to options.
(8)	Based on 53,791,370 shares of common stock outstanding as June 14, 2016.
(9)	Consisted of 9,565 shares of common stock issuable upon conversion of 100 shares of Series B preferred stock, 33,724 shares issuable upon conversion of 167 shares of Series C preferred stock, and 55,647 shares issuable upon exercise of warrants.
(10)	Reflects the increase in shares issuable upon conversion of convertible preferred stock as a result of the operation of anti-dilution “ratchet” provisions, as well as exchanges of Series B convertible preferred shares for Series C convertible preferred shares (as disclosed in the Company’s current reports on Form 8-K, filed June 30, 2015 and September 3, 2015, and Series C convertible preferred shares for Series C1 convertible preferred shares (as disclosed in the Company’s current report on Form 8-K, filed March 3, 2016). The following table sets forth details on the various adjustments to the number of shares issuable upon conversion of Ms. Imhoff’s convertible preferred stock:

Adjustment Event	Date of Adjustment	Adjusted Conversion Price Per Share	Underlying Shares of Common Stock Issuable Upon Conversion
Beginning Balance (10/12/15)
Series B preferred shares (100)		$10.455000	9,565
Series C preferred shares (167)		$ 4.952000	33,724
			43,289

Exchange of 500 Series B preferred shares for 667 Series C preferred shares ($1,000 stated value per share)	9/28/15	$ 4.952000	60,582
Conversion of convertible debt	10/1/15	$ 3.224000	93,052
Conversion of convertible debt	10/16/15	$ 3.080000	97,403
Conversion of convertible debt	10/22/15	$ 2.448000	122,549
Conversion of convertible debt	11/4/15	$ 1.712000	175,234
Conversion of convertible debt	11/14/15	$ 1.576000	190,355
Conversion of convertible debt	12/1/15	$ 1.096000	273,723
Conversion of convertible debt	3/2/16	$ 0.272475	1,101,018
Conversion of convertible debt	3/28/16	$ 0.093750	3,200,000
Conversion of convertible debt	4/27/16	$ 0.050100	5,988,024
Exchange of 1,067 Series C preferred shares for 2,400.75 Series C1 preferred shares ($1,000 stated value per share)	5/3/16	$ 0.050100	13,473,054
Conversion of convertible debt	5/27/16	$ 0.017824	37,870,287

Cumulative Increase			37,826,998
(11)	Reflects the increase is shares issuable upon exercise of certain warrants as a result of the operation of anti-dilution “ratchet” provisions. Also reflects the contractual obligation regarding the Tranche B warrant exchange (as disclosed in the Company’s current report on Form 8-K, filed June 13, 2016). The following table sets forth details on the various adjustments to the number of shares issuable upon conversion of Dr. Imhoff’s warrants:

Adjustment Event	Date of Adjustment	Adjusted Conversion Price Per Share	Underlying Shares of Common Stock Issuable Upon Conversion
Beginning Balance (10/12/15)			55,647

Conversion of convertible debt	12/2/15	$ 1.027500	66,531
Conversion of convertible debt	3/28/16	$ 0.093750	729,535
Exchange of Tranche B warrants for amended warrants (200% coverage)	6/13/16		1,459,068
Other warrants held since 10/12/15			48,052
Total Warrants held as of 2016 Proxy Statement			1,507,120

Cumulative Increase			1,451,473
(12)	Consisted of 2,880,000 shares of common stock, 37,870,287 shares issuable upon conversion of 675.00 shares of Series C1 preferred stock, and 1,507,120 shares issuable upon exercise of warrants.

EXHIBIT B

Item 3.02 8-K Filings Since October 14, 2015

1.	On June 30, 2015, the Company filed a current report on Form 8-K with Item 3.02 disclosure regarding the issuance of Series C preferred stock, including in exchange for outstanding shares of Series B preferred stock (consummation of the exchanges occurred in late September 2015, after the record date for the special meeting that was the subject to the October 14, 2015 proxy statement). Dr. Imhoff and Ms. Imhoff both participated in the transactions described in the disclosure.

2.	On September 3, 2015, the Company filed a current report on Form 8-K with Item 3.02 disclosure regarding the purchase of additional shares of Series C preferred stock by certain parties to the original Series C preferred stock purchase agreement (see Item 1). Dr. Imhoff and Ms. Imhoff both participated in the transaction described in the disclosure.

3.	On March 3, 2016, the Company filed a current report on Form 8-K with Item 3.02 disclosure regarding the exchange of Series C preferred stock for Series C1 preferred stock and shares of common stock. Dr. Imhoff and Ms. Imhoff both participated in the transactions described in the disclosure.

4.	On June 13, 2016, the Company filed a current report on Form 8-K with Item 3.02 disclosure regarding the exchange of certain “Tranche B” warrants for amended warrants. Dr. Imhoff and Ms. Imhoff both participated in the transactions described in the disclosure.